EXHIBIT 99.1


                                                            Contact: Jad Mansour
                                                                  (415) 765-1814


                      AIRLEASE LTD. ANNOUNCES PLAN TO SELL
                          REMAINING ASSETS AND DISSOLVE


         SAN FRANCISCO, March 18, 2004 -- Airlease Ltd., A California Limited Partnership (OTCBB - AIRL), announced today that the Board of Directors of its General Partner, acting in response to a recommendation made by a special committee of independent directors, has directed the General Partner to sell the Partnership's remaining assets as attractive sale opportunities arise, distribute sale proceeds (after repaying debt and establishing appropriate reserves) to unitholders after disposition, and dissolve the Partnership when all assets are sold. Given current market conditions, the General Partner cannot predict either the actual timing for completing such sales or the prices and other terms of such sales. The General Partner also cannot predict when net proceeds will be distributed to unitholders or the aggregate amount of such net proceeds, both of which will depend upon a number of factors, including market conditions, the timing and terms of such asset sales, the amount of cash required to settle outstanding liabilities and contingencies, the amount of necessary cash reserves, and the expenses associated with selling assets and dissolving the Partnership.

         In 1997, the unitholders of the Partnership authorized the General Partner to decide not to make new aircraft investments, to sell aircraft when attractive opportunities arise, to distribute net sale proceeds and to dissolve the Partnership when all assets are sold. Since that time, the General Partner has continued to operate the Partnership and consider, from time to time, alternative investments. However, the General Partner has not made new investments in aircraft, primarily due to the weak aircraft leasing market. For a variety of reasons, including the General Partner's belief that significant improvement in this market is not forthcoming in the near term for the Partnership's three aircraft, the General Partner has now determined that unitholders likely will realize greater value from a dissolution of the Partnership compared to continued operation of the Partnership. Accordingly, the General Partner intends to exercise fully and promptly the authority granted to it previously by the unitholders to sell assets, distribute net proceeds and dissolve the Partnership.

         In 1997, the unitholders also authorized the General Partner to impose restrictions on the transferability of outstanding units. The General Partner has not taken this action, although it reserves the right to do so if it concludes that implementing such restrictions would be in the best interests of the unitholders in light of current partnership tax law.

         The Partnership's portfolio consists of three aircraft. One aircraft, a 727-200FH, is leased to FedEx Corporation under a lease which expires in April 2006. The other two aircraft are MD-82s leased to CSI Aviation Services, Inc. through May 2004. The General Partner is actively seeking buyers for these aircraft. SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

         The Partnership has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning the Partnership's business, operations and financial condition. The words or phrases "can be", "may affect", "may depend", "expect", "believe", "anticipate", "intend", "will", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and the Partnership cautions you that any forward-looking information provided by or on behalf of the Partnership is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond the Partnership's control, in addition to those discussed in the Partnership's filings with the Securities and Exchange Commission, including (i) changes in the aircraft or aircraft leasing market; (ii) the economic downturn in the airline industry; (iii) default by lessees under leases causing the Partnership to incur uncontemplated expenses or not to receive rental income as and when expected; (iv) the continued impact of the events of September 11, 2001, as well as war, acts of terrorism, or other military involvement by the U.S. or others in Iraq or other regions, on the aircraft or aircraft leasing market and on the airline industry; (v) changes in interest rates; (vi) the timing of asset sales, the prices received by the Partnership for its assets, and the costs of selling assets, satisfying Partnership liabilities and contingencies, and dissolving the Partnership; and
(vii) legislative or regulatory changes that adversely affect the value of aircraft. All such forward-looking statements are current only as of the date on which such statements were made. The Partnership does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

March 18, 2004
                                      # # #
                                                                               2